UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under the

Securities Exchange Act of 1934

For the month of March, 2015

Commission File Number 001-35052

Adecoagro S.A.

(Translation of registrant’s name into English)

13-15 Avenue de la Liberté

L-1931 Luxembourg

R.C.S. Luxembourg B 153 681

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

ANNUAL GENERAL MEETING OF SHAREHOLDERS

This report contains a copy of the registrant’s notice and agenda for its Annual General Meeting of Shareholders to be held on April 15, 2015, together with a copy of the form of proxy to be solicited by the registrant.

The attachment contains forward-looking statements. The registrant desires to qualify for the “safe-harbor” provisions of the Private Securities Litigation Reform Act of 1995, and consequently is hereby filing cautionary statements identifying important factors that could cause the registrant’s actual results to differ materially from those set forth in the attachment.

The registrant’s forward-looking statements are based on the registrant’s current expectations, assumptions, estimates and projections about the registrant and its industry. These forward-looking statements can be identified by words or phrases such as “anticipate,” “believe,” “continue,” “estimate,” “expect,” “intend,” “is/are likely to,” “may,” “plan,” “should,” “would,” or other similar expressions.

The forward-looking statements included in the attached relate to, among others: (i) the registrant’s business prospects and future results of operations; (ii) weather and other natural phenomena; (iii) developments in, or changes to, the laws, regulations and governmental policies governing the registrant’s business, including limitations on ownership of farmland by foreign entities in certain jurisdictions in which the registrant operate, environmental laws and regulations; (iv) the implementation of the registrant’s business strategy, including its development of the Ivinhema mill and other current projects; (v) the registrant’s plans relating to acquisitions, joint ventures, strategic alliances or divestitures; (vi) the implementation of the registrant’s financing strategy and capital expenditure plan; (vii) the maintenance of the registrant’s relationships with customers; (viii) the competitive nature of the industries in which the registrant operates; (ix) the cost and availability of financing; (x) future demand for the commodities the registrant produces; (xi) international prices for commodities; (xii) the condition of the registrant’s land holdings; (xiii) the development of the logistics and infrastructure for transportation of the registrant’s products in the countries where it operates; (xiv) the performance of the South American and world economies; and (xv) the relative value of the Brazilian Real, the Argentine Peso, and the Uruguayan Peso compared to other currencies; as well as other risks included in the registrant’s other filings and submissions with the United States Securities and Exchange Commission.

These forward-looking statements involve various risks and uncertainties. Although the registrant believes that its expectations expressed in these forward-looking statements are reasonable, its expectations may turn out to be incorrect. The registrant’s actual results could be materially different from its expectations. In light of the risks and uncertainties described above, the estimates and forward-looking statements discussed in the attached might not occur, and the registrant’s future results and its performance may differ materially from those expressed in these forward-looking statements due to, inclusive, but not limited to, the factors mentioned above. Because of these uncertainties, you should not make any investment decision based on these estimates and forward-looking statements.

The forward-looking statements made in the attached relate only to events or information as of the date on which the statements are made in the attached. The registrant undertakes no obligation to update any forward-looking statements to reflect events or circumstances after the date on which the statements are made or to reflect the occurrence of unanticipated events.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Adecoagro S.A.

By	/s/ Carlos A. Boero Hughes
	Name:	Carlos A. Boero Hughes
	Title:	Chief Financial Officer and Chief Accounting Officer

Date: March 31, 2015

Adecoagro S.A.

Société Anonyme

Vertigo Naos Building

6, Rue Eugène Ruppert

L - 2453 Luxembourg

R.C.S. Luxembourg: B 153.681

(the “Company”)

Convening Notice to the

Annual General Meeting of Shareholders

to be held on April 15, 2015 at 4.pm (CET)

at Vertigo Naos Building, 6 Rue Eugène Ruppert, L - 2453 Luxembourg

Dear Shareholders,

The Board of Directors of Adecoagro S.A. (the “Board”) is pleased to invite you to attend the Annual General Meeting of Shareholders of Adecoagro S.A. to be held on April 15, 2015 at 4.pm (CET) at the registered office of the Company in Luxembourg with the following agenda:

Agenda

1.	Approval of the Consolidated Financial Statements as of and for the years ended December 31, 2014, 2013, and 2012.

The Board of Directors of the Company recommends a vote FOR approval of the Company’s consolidated financial statements as of December 31, 2014, 2013 and 2012, after due consideration of the reports from each of the Board and the independent auditor on such consolidated financial statements. The consolidated balance sheets of the Company and its subsidiaries and the related consolidated income statements, consolidated statements of changes in shareholders’ equity, consolidated cash flow statements and the notes to such consolidated financial statements, the report from the independent auditor on such consolidated financial statements and management’s discussion and analysis on the Company’s results of operations and financial condition are included in the Company’s 2014 annual report, a copy of which is available on Company’s website at www.adecoagro.com. Copies of the Company’s 2014 annual report are also available free of charge at the Company’s registered office in Luxembourg, between 10:00 a.m. and 5:00 p.m., Luxembourg time.

2.	Approval of the Company’s annual accounts as of December 31, 2014.

The Board recommends a vote FOR approval of the Company’s annual accounts as of December 31, 2014, after due consideration of the Board’s management report and the report from the independent auditor on such annual accounts. These documents are included in the Company’s 2014 annual report, a copy of which is available on our website at www.adecoagro.com. Copies of the Company’s 2014 annual report are also available free of charge at the Company’s registered office in Luxembourg, between 10:00 a.m. and 5:00 p.m., Luxembourg time.

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3.	Allocation of results for the year ended December 31, 2014.

The statutory solus accounts of the Company under Luxembourg GAAP show a gain of US$7,418,676. Pursuant to Luxembourg law, an amount of 5% thereof (US$370,933.8) shall be allocated to the undistributable legal reserve. The Board recommends a vote FOR the carry forward of the remaining net profits of US$7,044,742.2 to retained earnings.

4.	Vote on discharge (quitus) of the members of the Board of Directors for the proper exercise of their mandate during the year ended December 31, 2014.

In accordance with applicable Luxembourg law and regulations, it is proposed that, upon approval of the Company’s annual accounts as of December 31, 2014, all who were members of the Board during the year 2014, be discharged from any liability in connection with the management of the Company’s affairs during such year.

The Board recommends a vote FOR the discharge (quitus) of the members of the Board of Directors for the proper exercise of their mandate during the year ended December 31, 2014.

5.	Approval of compensation of members of the Board of Directors.

The compensation of the Company’s directors is approved annually at the ordinary general shareholders’ meeting.

For year 2015: The proposed aggregate compensation to our directors for fiscal year 2015 amounts to up to US$430,000 and a grant of restricted units of up to an aggregate amount of 46,400 units under the Adecoagro’s Amended and Restated Restricted Share and Restricted Stock Unit Plan, as amended, according to the following:

Name	Cash US$ (*)	Restricted Units
Abbas Farouq Zuaiter	70,000	5,800
Alan Leland Boyce	70,000	5,800
Plínio Musetti	70,000	5,800
Andrés Velazco Brañes	70,000	5,800
Mark Schachter	50,000	5,800
Marcelo Vieira (*) (**)
Guillaume van der Linden	50,000	5,800
Mariano Bosch (*)
Daniel C. González	50,000	5,800
Dwight Anderson (*)		5,800
Walter Marcelo Sánchez (*)

(*) Mr. Dwight Anderson declined and therefore will not receive his fees in cash, and Mr. Mariano Bosch, Mr. Marcelo Vieira and Mr. Walter Marcelo Sánchez declined and therefore will not receive their fees neither in cash nor in restricted units.

(**) Adecoagro Vale do Ivinhema S.A., a Brazilian subsidiary of the Company, executed an Advisory Services Agreement on November 18, 2014 with Mirante Consultoria Ltda, an affiliate of Mr. Marcelo Vieira, for a term of 12 months. As consideration for the provision of the advisory services under the agreement, Adecoagro Vale do Ivinhema S.A. will pay Mirante Consultoría Ltda. R$59,463 per month, which is equal to an aggregate amount of R$713,556 for the term of the agreement.

The Board recommends a vote FOR the proposed compensation of directors.

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The Board informs that the overall compensation actually allocated to the members of the Board for 2014 was lower than the compensation approved at the last annual general meeting. The compensation to the members of the Board for fiscal year 2014 was US$531,250 and a grant of restricted units of up to an aggregate amount of 57,969 units, allocated as follows:

Name	Cash US$ (*)	Restricted Units
Abbas Farouq Zuaiter	70,000	6,441
Alan Leland Boyce	70,000	6,441
Plínio Musetti	70,000	6,441
Andrés Velazco Brañes (*)	70,000	6,441
Mark Schachter	50,000	6,441
Paulo Albert Weyland Vieira (**)	31,250	6,441
Guillaume van der Linden	70,000	6,441
Mariano Bosch (***)
Daniel C. González	50,000	6,441
Dwight Anderson	50,000	6,441
Walter Marcelo Sánchez (***)

(*) Mr. Andrés Velasco Brañes was allocated an additional USD20,000 from the cash compensation approved for 2014 at the last annual general meeting.

(**) Mr. Paulo Albert Weyland Vieira resigned as member of the Board and therefore received cash compensation proportional to his mandate.

(***) Mr. Mariano Bosch and Mr. Walter Marcelo Sánchez declined and therefore did not receive their fees neither in cash nor in restricted units.

6.

Appointment of PricewaterhouseCoopers Société coopérative, réviseur d’entreprises agréé as auditor of the Company for a period ending at the general meeting approving the annual accounts for the year ending December 31, 2015.

The Board recommends a vote FOR the re-appointment of PricewaterhouseCoopers Société coopérative, réviseur d’entreprises agréé as auditor of the Company for a term ending for a period ending at the general meeting approving the annual accounts for the year ending December 31, 2015.

7.

Election of the following members of the Board of Directors: (i) Abbas Farouq Zuaiter, Guillaume van der Linden and Mark Schachter for a term of three (3) years each, ending the date of the Annual General Meeting of Shareholders of the Company to be held in 2018; and (ii) Confirmation of the final appointment (co-opted) of Marcelo Vieira for a term ending the date of the Annual General Meeting of Shareholders of the Company to be held in 2016.

The Directors are appointed by the General Meeting of Shareholders for a period of up to three (3) years; provided however the Directors shall be elected on a staggered basis, with one third (1/3) of the Directors being elected each year and provided further that such three year term may be exceeded by a period up to the annual general meeting held following the third anniversary of the appointment. The Directors shall be eligible for re-election indefinitely.

The Board recommends a vote FOR the re-election of Abbas Farouq Zuaiter, Guillaume van der Linden and Mark Schachter, each as member of the Board, for a term of three (3) years, ending the date of the Annual General Meeting of Shareholders of the Company to be held in 2018; and the confirmation of the final appointment of Marcelo Vieira (co-opted), for a term ending the date of the Annual General Meeting of Shareholders of the Company to be held in 2016.

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Set forth below is a summary biographical information of each of the candidates:

Abbas (“Eddy”) Farouq Zuaiter. Mr. Zuaiter has been a member of the Company’s board of directors since 2003. Mr. Zuaiter was formerly the Chief Operating Officer and member of the Management committee of Soros Fund Management LLC (SFM) and since April 1, 2013, has served as a consultant to SFM. Prior to his joining Soros Fund Management LLC in October 2002, Mr. Zuaiter was an Assurance and Business Advisory Partner at PricewaterhouseCoopers LLP where he was employed from April 1994 to September 2002, and Chief Financial Officer and Head of Fixed Income, Currency and Commodity Trading at AFN Associates, Inc in David, California from September 1991 until March 1994. Mr. Zuaiter currently serves on the boards of Gavilon Holdings LLC, an Omaha, Nebraska based private company providing physical distribution, merchandising and trading across grains, feed ingredients, fertilizers and energy products. He is also currently a member of the board of directors of several charitable organizations or non-profit entities. Mr. Zuaiter received his BSBA in Accounting and Finance from Georgetown University in May 1989. Mr. Zuaiter is an American citizen.

Guillaume van der Linden Mr. van der Linden has been a member of the Company’s board of directors since 2009. Since 2007, Mr. van der Linden has been Head of Investment Management at PGGM Vermogensbeheer B.V., responsible for investments in emerging markets credit. From 1993 to 2007, Mr. van der Linden worked for ING Bank in various roles, including in risk management and derivatives trading. From 1988 to 1993, Mr. van der Linden was employed as a management consultant for KPMG and from 1985 to 1988 as a corporate finance analyst for Bank Mees & Hope. Mr. van der Linden graduated with Masters degrees in Economics from Erasmus University Rotterdam and Business Administration from the University of Rochester. Mr. van der Linden is a Dutch citizen.

Mark Schachter. Mr. Schachter has been a member of the Company’s board of directors since 2009. Mr. Schachter has been a Managing Partner of Elm Park Capital Management since 2010. From 2004 to 2010, he was a Portfolio Manager with HBK Capital Management where he was responsible for the firm’s North American private credit activities. His responsibilities included corporate credit investments with a primary focus on middle-market lending and other special situation investment opportunities. From 2003 to 2004, Mr. Schachter worked for American Capital, a middle-market private equity and mezzanine firm and worked in the investment banking division of Credit Suisse Group from 2001 to 2003. Mr. Schachter received a degree in Business Administration from the Ivey Business School at the University of Western Ontario and completed the Program for Leadership Development at Harvard Business School. Mr. Schachter is a Canadian citizen and has permanent American residence.

Marcelo Vieira. Mr. Vieira was the Director of Ethanol, Sugar & Energy operations of Adecoagro from 2005 to 2014. He is currently a member of the Board of União da Indústria de Cana-de-Açúcar (“UNICA”) and is a Vice President of Sociedade Rural Brasileira, coordinating its Sustainability area. He has managed agricultural and agribusiness company for over 40 years, including Usina Monte Alegre, Alfenas Agricola and Alfenas Café. Mr.Vieira holds a degree in Mechanical Engineering from PUC University in Río de Janeiro, Brazil, and a graduate degree in Food Industry Management and Marketing from University of London´s Imperial College. Mr. Vieira is a Brazilian citizen.

***************

Each of the items to be voted on the Meeting will be passed by a simple majority of the votes validly cast, irrespective of the number of Shares represented.

Any shareholder who holds one or more shares(s) of the Company on March 9, 2015 (the “Record Date”) shall be admitted to the Meeting and may attend the Meeting in person or vote by proxy. Shareholders who have sold their Shares between the Record Date and the date of the Meeting cannot attend the Meeting or vote by proxy. In case of breach of such prohibition, criminal sanctions may apply.

4

Holders who have withdrawn their shares from DTC between April 8, 2015 and the date of the Meeting should contact the Company in advance of the date of the meeting at 6, Rue Eugène Ruppert, L-2453 Luxembourg, or at Av. Fondo de la Legua 936, B1640EDO | Martínez, Pcia de Buenos Aires, Argentina, to make separate arrangements to be able to attend the meeting or vote by proxy.

Attached to this notice is a proxy card which you will need to complete in order to vote your Shares by proxy. Proxy cards must be received by the tabulation agent no later than 3:00 p.m. New York City Time on April 13, 2015 in order for such votes to count.

Please consult the Company’s website as to the procedures for attending the meeting or to be represented by way of proxy. A copy of this notice is also available on the Company’s website.

Copies of the Consolidated Financial Statements as of and for the years ended December 31, 2014, 2013, and 2012 of the Company and the Company’s annual accounts as of December 31, 2014 together with the Company’s 2014 annual report, relevant management and audit reports are available on the Company’s website www.adecoagro.com and may also be obtained free of charge at the Company’s registered office in Luxembourg.

Yours faithfully
The Board of Directors
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Procedures for Attending the Meeting and Voting by Proxy

Any shareholder who holds one or more shares(s) of the Company on March 9, 2015 (the “Record Date”) shall be admitted to the Meeting and may attend the Meeting in person, through their duly appointed attorneys or vote by proxy. Attorneys must properly evidence their powers to represent a shareholder by a valid power-of-attorney which should be filed no later than April 13, 2015 at the address indicated below.

In the case of Shares owned by a corporation or any other legal entity, individuals representing such entity who wish to attend the Meeting in person and vote at the Meeting on behalf of such entity, must present evidence of their authority to attend and vote at the Meeting, by means of a proper document (such as a general or special power-of-attorney) issued by the respective entity. A copy of such power of attorney or other proper document should be filed not later than April 13, 2015, at any of the addresses indicated below.

Address for filing powers-of-attorney:

Adecoagro S.A.

Vertigo Naos Building,

6 Rue Eugène Ruppert,

L – 2453, Luxembourg

Attention: Emilio Gnecco

To vote by proxy, holders of Shares will need to complete proxy cards. Proxy cards must be received by the tabulation agent at the return address indicated on the proxy cards, Computershare Shareowner Services LLC, P.O. Box 43101, Providence, RI 02940, no later than 3:00 p.m. New York City Time on April 13, 2015 in order for such votes to count.

If you hold your shares through a brokerage account, please contact your broker to receive information regarding how you may vote your shares.

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IMPORTANT ANNUAL MEETING INFORMATION

Using a black ink pen, mark your votes with an X as shown in this example. Please do not write outside the designated areas.	☒

Annual Meeting Proxy Card

▼  PLEASE FOLD ALONG THE PERFORATION, DETACH AND RETURN THE BOTTOM PORTION IN THE ENCLOSED ENVELOPE.  ▼

A	Proposals — The Board of Directors recommends a vote FOR Proposals 1 – 78.

1.	Approval of the Consolidated Financial Statements of ADECOAGRO S.A. as of and for the years ended December 31, 2014, 2013, and 2012.	For ☐	Against ☐	Abstain ☐	7.	Election of the following members of the Board of Directors:				+
2.	Approval of ADECOAGRO S.A.’s annual accounts as of December 31, 2014.	☐	☐	☐		7.1 - For a term of three (3) years each, ending the date of the Annual General Meeting of Shareholders of ADECOAGRO S.A. to be held in 2018:
							For	Against	Abstain
3.	Allocation of results for the year ended December 31, 2014.	☐	☐	☐		7.1(i) - Abbas Farouq Zuaiter	☐	☐	☐

4.	Vote on discharge (quitus) of the members of the Board of Directors for the exercise of their mandate during the year ended December 31, 2014.	☐	☐	☐		7.1(ii) - Guillaume van der Linden	☐	☐	☐

5.	Approval of compensation of the members of the Board of Directors.	☐	☐	☐		7.1(iii) - Mark Schachter	☐	☐	☐
6.

Appointment of PricewaterhouseCoopers Société coopérative, réviseur d’entreprises agréé as auditor of ADECOAGRO S.A. for a period ending at the general meeting approving the annual accounts for the year ending December 31, 2015.

		☐	☐	☐
7.2 - Confirmation of the Final Appointment further to co-optation for a term ending on the date of the Annual General Meeting of Shareholders of ADECOAGRO S.A. to be held in 2016:
							For	Against	Abstain
						7.2(i) - Marcelo Vieira	☐	☐	☐
THIS PROXY WILL BE VOTED AS DIRECTED, OR IF NO DIRECTION IS INDICATED, WILL BE VOTED “FOR” ITEMS 1 THROUGH 7.

IF VOTING BY MAIL, YOU MUST COMPLETE SECTIONS A - C ON BOTH SIDES OF THIS CARD.

¢	1 U P X	+

01SAKE

Important notice regarding the Internet availability of proxy materials for the Annual General Meeting of Shareholders.

The Notice of Meeting is available at: http://www.adecoagro.com

▼  PLEASE FOLD ALONG THE PERFORATION, DETACH AND RETURN THE BOTTOM PORTION IN THE ENCLOSED ENVELOPE.  ▼

Proxy — Adecoagro S.A	+

Annual General Meeting of Shareholders – April 15, 2015

THIS PROXY IS SOLICITED BY THE COMPANY

The undersigned hereby appoints Mariano Bosch, and in case Mr. Bosch is absent at the meeting, Emilio F. Gnecco, and in case Mr. Gnecco is absent at the meeting, Carlos A. Boero Hughes, and in case Mr. Boero Hughes is absent, the chairman of the Annual General Meeting, each with power to act without the other and with power of substitution, as proxy and attorney-in-fact and hereby authorizes such persons to represent and vote, as provided on the other side, all the shares of Adecoagro S.A. Common Stock which the undersigned is entitled to vote, and, in their discretion, to vote upon such other business as may properly come before the Annual General Meeting of Shareholders of Adecoagro S.A. to be held April 15, 2015 or at any adjournment or postponement thereof, with all powers which the undersigned would possess if present at the Meeting.

(Continued and to be marked, dated and signed, on the other side)

B	Non-Voting Items
Change of Address — Please print new address below.		Comments — Please print your comments below.

C	Authorized Signatures — This section must be completed for your vote to be counted. — Date and Sign Below
NOTE: Please sign as name appears hereon. Joint owners should each sign. When signing as attorney, executor, administrator, trustee or guardian, please give full title as such.

Date (mm/dd/yyyy) — Please print date below.	Signature 1 — Please keep signature within the box.	Signature 2 — Please keep signature within the box.

/ /

¢	IF VOTING BY MAIL, YOU MUST COMPLETE SECTIONS A - C ON BOTH SIDES OF THIS CARD.	+